MONDIAL VENTURES, INC.
6564 Smoke Tree Lane
Paradise Valley, Arizona 85253
Tel: 480.948.6581, Fax: 623.321.1914

January 14, 2015

Attn: Mr. John Cannarella, Staff Accountant
Copy to: Mr. Karl Hiller, Branch Chief	VIA CORRESPONDENCE
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C., 20549
Tel: (202) 551-3337; Tel: (202) 551-3686

Re:	Response Correspondence to
Comment Letter dated December 31, 2014
Mondial Ventures, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed April 15, 2014
File No. 000-51033

Dear Mr. Cannarella:

Thank you for your written correspondence December 31, 2014.

We are in receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. Dennis R. Alexander, CEO, dated December 31, 2014 (the “Commission Comment Letter”). The Commission Comment Letter indicates that the purpose of the Staff’s review is to assist the Company in its compliance with the applicable disclosure requirements and to provide information to the Staff to better understand the disclosure in the Company’s filings. The Commission Comment Letter requests that the Company respond to the comments within 10 days of the letter, which we have understood to be as of January 15, 2015, or tell the Staff the date by when the Company will provide its response. The Company hereby respectfully requests an extension for its response until Friday, February 6, 2015 (the “Extension”).

The Company is requesting the Extension for the following reasons. The Commission Comment Letter contains 4 comments many of which require the input and final review analysis from a variety of sources, including the auditors, reserve engineers, senior management, and legal counsel. Additionally some of our staff is out of town and unavailable until January 19, 2014. The Company needs the Extension in order to have the benefit of input and analysis from each of these different constituents. We believe the Extension will help ensure that we have time to be able to obtain and utilize the sufficient resources to respond to the Commission Comment Letter effectively.

The Company will use its best efforts to respond to the Commission Comment Letter as soon as practicable, but believes that by obtaining the Extension, it will be have adequate time to best respond to the Commission Comment Letter.

If you have any questions or comments to this letter, please call the undersigned at (480) 948-6581.

Sincerely,

/s/Dennis R Alexander

Dennis R Alexander
CEO